Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     ARC Resources Ltd./ARC Energy Trust Announce the December 2008 increase to the ARX Exchangeable Shares Exchange Ratio

     CALGARY, Jan. 2 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.51668 to 2.53682. Such increase will be effective on January 15, 2009.
     The following are the details on the calculation of the exchange ratio:

     <<
     -------------------------------------------------------------------------
                                     10 day
                                    weighted
                                    average
                                    trading              Effective
     Record                 ARC      price                date of
     date of               Energy   of AET.UN               the      Exchange
     ARC Energy            Trust   (prior to   Increase   increase    ratio
     Trust      Opening   distrib-  the end       in        in        as of
     distrib-   exchange   ution     of the    exchange  exchange   effective
     ution       ratio    per unit   month)    ratio(xx)   ratio       date
     -------------------------------------------------------------------------
     December                                             January
     31, 2008   2.51668     $0.15  $18.7416     0.02014   15, 2009   2.53682
     -------------------------------------------------------------------------

     (xx) The increase in the exchange ratio is calculated by dividing the ARC
     Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
     >>

     A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Resources Ltd.; ARC Energy Trust

CNW 12:26e 02-JAN-09